Copart, Inc.

For Immediate Release

Copart Commences Tender Offer to Purchase up to $400 million of its Common Stock

Fairfield, Calif. (December 15, 2010) — Copart, Inc. (NASDAQ: CPRT) today announced it has commenced a tender offer to purchase up to 10,526,315 shares of its common stock at a price of $38.00 per share. The number of shares proposed to be purchased in the tender offer represents approximately 12.8% of the approximately 82.2 million shares of Copart common stock currently outstanding. The last reported trading price of Copart common stock on the NASDAQ Global Select Market on December 14, 2010 was $35.24 per share.

The tender offer will expire at 5:00 p.m. New York City time on Friday, January 14, 2011, unless extended by Copart. Tenders of Copart’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. The tender is subject to conditions and other terms set forth in the tender offer materials that are being distributed to shareholders and filed with the Securities and Exchange Commission (SEC) today.

On the terms and subject to the conditions of the tender offer, Copart’s shareholders will have the opportunity to tender some or all of their shares at a price of $38.00 per share. If shareholders properly tender and do not properly withdraw more than 10,526,315 shares, Copart will purchase shares tendered by those shareholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase that is being distributed to shareholders. Shareholders whose shares are purchased in the tender offer will be paid $38.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, promptly after the expiration of the tender offer period.

In connection with the tender offer, on December 14, 2010, Copart entered into a new $400.0 million term loan facility and reduced its existing revolving credit facility from $150.0 million to $100.0 million. Copart intends to fund the purchase price for the tendered shares through borrowings under its new term loan facility. The tender offer is conditioned on, among other things, Copart’s receipt of $400.0 million of proceeds under the term loan facility.

None of Copart, its directors and officers, the information agent, or the depositary is making any recommendations to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must make their own decisions as to how many shares they will tender, if any. In so doing, shareholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

In order to avoid any potential conflict of interest, our Board of Directors has prohibited all of our directors and executive officers from tendering any of their shares in the Offer under our Securities Trading Policy.

Georgeson Inc. is acting as the information agent, and the depositary is Computershare Trust Company, N.A. The Offer to Purchase, Letter of Transmittal, and related documents are being mailed to shareholders of record and will be made available for distribution to beneficial owners of Copart’s shares. For questions and information, please call the information agent toll free at (800) 223-2064 (banks and brokers call collect at (212) 440-9800).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of Copart common stock. The solicitation of offers to buy shares of Copart common stock will only be made pursuant to the Offer to Purchase, dated December 15, 2010 (as may be amended or supplemented), the related Letter of Transmittal, and other related documents that Copart is sending to its shareholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by Copart to Copart’s shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

Copart, Inc. ˜4665 Business Center Drive, Fairfield, California 94534 ˜(707) 639-5000

About Copart

Copart, founded in 1982, provides vehicle sellers with a full range of remarketing services to process and sell salvage and clean title vehicles to dealers, dismantlers, rebuilders, exporters and, in some states, to end users. Copart remarkets the vehicles through Internet sales utilizing its patented VB2 technology. Copart sells vehicles on behalf of insurance companies, banks, finance companies, fleet operators, dealers, car dealerships, the general public and others. Copart currently operates 152 facilities in the United States, Canada and the United Kingdom. Salvage vehicles are either damaged vehicles deemed a total loss for insurance or business purposes or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. For more information, or to become a member, visit www.copart.com.

Forward-Looking Statements

This press release contains forward-looking statements, such as references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors, such as the possibility that shareholders may not tender their shares in the tender offer, or the possibility that conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the SEC, including our Schedule TO and the documents referred to therein.

The statements presented in this press release speak only as of the date of the release. Please note that except as required by applicable law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Contact:	Cindy Cross, Assistant to the Chief Financial Officer (707) 639-5427

Copart, Inc. ˜4665 Business Center Drive, Fairfield, California 94534 ˜(707) 639-5000